Exhibit 99.2

NOTICE OF 2024 ANNUAL GENERAL SHAREHOLDERS’ MEETING

The shareholders (the “Shareholders”) of Satellogic Inc. (the “Company”) are invited to the 2024 Annual General Shareholders’ Meeting to be held on December 20, 2024, at 10:30 a.m. (EST local time) at 210 Delburg Street, Davidson, NC 28036, USA and virtually at www.virtualshareholdermeeting.com/SATL2024, to consider and, if appropriate, pass the proposals referred to in the Agenda below as resolutions of Shareholders:

AGENDA

1.      Welcome remarks from Emiliano Kargieman, the Company’s Chief Executive Officer.

2.      Election of the following persons as Class III Directors of the Board of Directors, to hold office until the time of the election of directors at the Company’s annual general meeting of shareholders to be held in 2027. (Proposal 1)

a.      Emiliano Kargieman

b.      Marcos Galperin

c.      Peter Thomas Killalea

d.      Kelly J. Kennedy

3.      Ratification of the appointment of Ernst & Young LLP, as the Company’s independent auditors for the fiscal year ended December 31, 2024. (Proposal 2)

Each of Messrs. Kargieman, Galperin, Killalea and Ms. Kennedy currently serve as Class III Directors on the Board of Directors of the Company and are standing for re-election. The biographies of Messrs. Kargieman, Galperin, Killalea and Ms. Kennedy are enclosed.

NOTES TO THE NOTICE OF ANNUAL GENERAL SHAREHOLDERS’ MEETING

Note 1:    The Board of Directors has fixed the close of business on November 14, 2024 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Shareholders’ Meeting.

Note 2:    Admission to the Annual General Shareholders’ Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis. Registration and seating will begin at 10:00 a.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Annual General Shareholders’ Meeting. If you hold your shares in street name, you will also need proof of ownership in order to attend the Annual General Shareholders’ Meeting. A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.

Note 3:    A Shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder of the Company.

If you wish to appoint each of Rick Dunn and Lorri Kohler, as your proxy, the Company requests that you complete, sign and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Shareholders’ Meeting. Alternatively, you may follow the instructions on the proxy card in order to vote by phone or by internet. In order for this proxy to be valid, it must be received by no later than 11:59 p.m. (EST) on December 19, 2024. You may revoke your voted proxy at any time prior to the Annual General Shareholders’ Meeting or vote in person if you attend.

Note 4:    Documents to be discussed at the Annual General Shareholders’ Meeting are available to the shareholders at the Company’s registered office at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands, Attention: Mr. Ruairi Bourke, B.V.I. Direct: + 1 284 852 3038 (email: ruairi.bourke@maples.com) on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m.

local time from December 3, 2024 to December 19, 2024 inclusive; and at the Company’s offices at 210 Delburg Street, Davidson, NC 28036, USA, Attention: Rick Dunn (email: rick.dunn@satellogic.com), on business days from 10:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 4:00 p.m. local time, from December 3, 2024 to December 19, 2024 inclusive.

Note 5:    Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Annual General Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

Note 6:    If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Annual General Shareholders’ Meeting, but if such persons are present in person or by proxy only the vote of the senior holder who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders with seniority being determined by the order in which the names of the holders stand in the register of members of the Company.

Note 7:    Enroll Now for Electronic Delivery of Shareholder Materials. Satellogic, through Broadridge Financial Solutions, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:

•        Quickest delivery of shareholder materials

•        Elimination of bulky paper documents from your personal files

•        Convenient online proxy voting

•        Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all our shareholders

•        Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrollment will remain in effect until revoked.

To register, visit www.proxyvote.com and select “Delivery Settings”.

PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold Satellogic shares.

By order of the Board
/s/ Emiliano Kargieman
Emiliano Kargieman
Chief Executive Officer
Dated: December 2, 2024

BIOGRAPHIES OF PROPOSED CLASS III DIRECTORS

Emiliano Kargieman.    Mr. Kargieman serves as the Company’s Chief Executive Officer. Mr. Kargieman founded Nettar and has served as its Chief Executive Officer since July 2010. Prior to founding Nettar, Mr. Kargieman founded Core Security Technologies, which developed automated penetration testing software, and co-founded and directed Aconcagua Ventures, which focused on investing and developing high-tech startups in Latin America to be global businesses. Mr. Kargieman has also founded various other technology startups, including GarageLab, a problem-solving laboratory based on an innovative multidisciplinary approach involving science, technology, art, and business. He has independently consulted for several corporations and government agencies and served as a Member of the Special Projects Group at the World Bank. Mr. Kargieman has a formal background in number theory and philosophy.

Marcos Galperin.    Mr. Galperin is the Chairman, President, and CEO of MercadoLibre, the largest e-commerce website in Latin America, which he co-founded in 1999. He also served as a director of Globant S.A. until his resignation in April 2020. Mr. Galperin also worked in the fixed income department of J.P. Morgan Securities Inc. in New York from June to August 1998 and at YPF S.A., an integrated oil company, in Buenos Aires, Argentina, where he was a Futures and Options Associate and managed YPF’s currency and oil derivatives program from 1994 to 1997. Mr. Galperin serves as a board member at Onapsis Inc. and Endeavor. Mr. Galperin received an MBA from Stanford University and graduated with honors from the Wharton School of the University of Pennsylvania.

Peter Thomas Killalea.    Mr. Killalea joined the Company’s Board as a director in March 2022. He is a seasoned technology executive with deep expertise in product development, digital innovation, customer experience, and security.

From November 2014 to December 2021, Mr. Killalea was the President of Aoinle, LLC, a consulting firm. From May 1998 to November 2014, Mr. Killalea served in various leadership roles at Amazon, most recently as its Vice President of Technology for the Kindle Content Ecosystem from 2008 to 2014. He led Amazon’s Infrastructure and Distributed Systems team, which later became a key part of the Amazon Web Services Platform. Previously, he served as Amazon’s Vice President of Infrastructure and Distributed Systems from 2003 to 2008 and prior to that as Chief Information Security Officer and Vice President of Security.

Mr. Killalea is Chairman of the board of directors of MongoDB, Inc., and serves on the board of directors of Capital One Financial Corp., and Akamai Technologies, Inc. He previously served on the boards of directors of Xoom Corporation from March 2015 until its acquisition by PayPal Holdings, Inc. in November 2015, and Carbon Black, Inc. from April 2017 until its acquisition by VMware in October 2019. He also currently serves on the editorial board of ACM Queue (Association for Computing Machinery). Mr. Killalea holds a B.Ed. in Education from the National University of Ireland and a B.S. in Computer Science from Trinity College Dublin in Ireland.

Kelly J. Kennedy.    Ms. Kennedy joined the Company’s Board in September 2024. Ms. Kennedy is a seasoned financial executive with over 30 years of experience in finance, operations, and strategic growth. Since November 2023, Ms. Kennedy has served as the Chief Financial Officer of Willow Innovations, Inc. She previously served as Executive Vice President, Chief Financial Officer of The Honest Company, Inc., from January 2021 to September 2023. Prior to joining the Honest Company, Ms. Kennedy served as Chief Financial Officer of The Bartell Drug Company, a family-owned pharmacy chain, from September 2018 until its sale to Rite Aid in December 2020. Prior to that, Ms. Kennedy served as the Chief Financial Officer of Sur La Table, Inc. from June 2015 to September 2018, as the Chief Financial Officer of See’s Candies from January 2014 to June 2015 and as the Chief Financial Officer and Treasurer of Annie’s Inc. from August 2011 to November 2013. Ms. Kennedy has served on the board of directors of Vital Farms, Inc., since December 2019, where she is the chair of its audit committee and a member of its compensation committee. Ms. Kennedy also currently serves on the board of directors of Good RX, Inc., since December of 2023, where she is a member of its audit and risk committees. Ms Kennedy received her M.B.A. from Harvard Business School and her B.A. in Economics from Middlebury College.